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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|X| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Commonwealth Associates, LP
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   (Last)               (First)                 (Middle)


830 Third Avenue
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                                    (Street)


New York                New York                10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Intelispan, Inc. (NASD OTCBB: IVPN)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

13-3467952
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4. Statement for Month/Year

May 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

                      Michael S. Falk is a director.
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               5/31/01        U            7,907,321      D       (1)       -0-           D(2)
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Common Stock               5/31/01        U            9,441,667      D       (1)       -0-           I         (3)
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Common Stock               5/31/01        U            4,049,018      D       (1)       -0-           I         (4)
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Common Stock               5/31/01        U               47,917      D       (1)       -0-           I         (5)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                        SEC 1474

---------------------------
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)                                                   Page 2 of 4

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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

Explanation of Responses:

See Attached

Commonwealth Associates L.P.
By: Commonwealth Associates Management Corp., its general partner


/s/ Joseph P. Wynne                                            June 8, 2001
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
Joseph P. Wynne, Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                        SEC 1474

                                   FOOTNOTES
                                   ---------

(1) Disposed of in connection with the merger of Intelispan, Inc. (the "Merger") pursuant to an Agreement and Plan of Merger, by and among McLeodUSA Incorporated, Iguana Corporation, a wholly-owned subsidiary of McLeodUSA Incorporated, and Intelispan, Inc., dated as of March 17, 2001. In the Merger, each share of common stock of Intelispan, Inc. was converted into the right to receive 0.03055 of a share of the Class A common stock of McLeodUSA Incorporated. On the effective date of the Merger, based on the closing price per share of McLeodUSA Class A common stock on The Nasdaq National Market on such date, the value of 0.03055 of a share of McLeodUSA Class A common stock was approximately $0.14.

(2) These shares were owned directly by Commonwealth Associates, L.P. ("Commonwealth"). Michael S. Falk ("Falk") is the principal limited partner of Commonwealth, and is a director, the Chairman and the principal shareholder of Commonwealth Associates Management Corp., the general partner of Commonwealth.

(3) These shares were owned directly by ComVest Capital Partners LLC ("ComVest"). Falk is a manager and the principal member of ComVest.

(4)   These shares were owned directly by Falk.

(5) These shares were owned directly by trusts for the benefit of Falk's children. Falk is the trustee of such trusts.

                    JOINT FILER INFORMATION AND AUTHORIZATION
                    -----------------------------------------

Name:                          Commonwealth Associates Management Corp.
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              Commonwealth Associates, LP

Issuer & Ticker Symbol:        Intelispan, Inc.  (IVPN)

Statement Month/Year:          May 2001


Signature:                     By:  /s/ Joseph P. Wynne
                                  ----------------------------------------------
                                    Joseph P. Wynne, Chief Financial Officer

Name:                          ComVest Capital Partners LLC
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              Commonwealth Associates, LP

Issuer & Ticker Symbol:        Intelispan, Inc.  (IVPN)

Statement Month/Year:          May 2001


Signature:                     By:  /s/ Michael S. Falk
                                  ----------------------------------------------
                                    Michael S. Falk, Manager

Name:                          Michael S. Falk
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:              Commonwealth Associates, LP

Issuer & Ticker Symbol:        Intelispan, Inc.  (IVPN)

Statement Month/Year:          May 2001


Signature:                             /s/ Michael S. Falk
                               -------------------------------------------------
                                           Michael S. Falk